UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Other Events

Board Committees

On January 6, 2010, Mr. John Clough replaced Mr. Lee Lam as Chairman of the Audit Committee of CDC Software Corporation (the “Company”). Mr. Lam remains a member of the Company’s Audit Committee.

On February 19, 2010, Mr. Francis Kwok-Yu Au was appointed to the Company’s Compensation Committee.

Exhibit	Description

1.01	CDC Software to Acquire up to 51 Percent Stake in a Leading Enterprise Content Management Software Provider in China

1.02	CDC Software Signs Term Sheet to Acquire a Provider of Supply Chain and Demand Planning Solutions

1.03	CDC Software Completes Acquisition of a Leading Aged-Care Software Solutions Provider in Asia/Pacific

1.04	CDC Software Signs Term Sheets to Acquire Two More SaaS Offerings For its CDC gomembers On Demand Platform CDC Software Launches New CDC Supply Chain Mobile Application

1.05	CDC Software Launches New CDC Supply Chain Mobile Application

1.06	CDC Software Acquires Computility, a Cloud-Based SaaS Solution to be Added to its CDC gomembers platform for the Not-for Profit Market

1.07	CDC Software Reports Record Fourth Quarter 2009 Non-GAAP Earnings Per Share of $0.40 Compared to $0.11 in the Fourth Quarter of 2008

1.08	CDC Software Provides Guidance of Full Year 2010 Revenue and Non-GAAP Earnings Per Share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: February 25, 2010	By:	/S/ DONALD NOVAJOSKY
	Name:	Donald Novajosky
	Title:	Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	CDC Software to Acquire up to 51 Percent Stake in a Leading Enterprise Content Management Software Provider in China

1.02	CDC Software Signs Term Sheet to Acquire a Provider of Supply Chain and Demand Planning Solutions

1.03	CDC Software Completes Acquisition of a Leading Aged-Care Software Solutions Provider in Asia/Pacific

1.04	CDC Software Signs Term Sheets to Acquire Two More SaaS Offerings For its CDC gomembers On Demand Platform CDC Software Launches New CDC Supply Chain Mobile Application

1.05	CDC Software Launches New CDC Supply Chain Mobile Application

1.06	CDC Software Acquires Computility, a Cloud-Based SaaS Solution to be Added to its CDC gomembers platform for the Not-for Profit Market

1.07	CDC Software Reports Record Fourth Quarter 2009 Non-GAAP Earnings Per Share of $0.40 Compared to $0.11 in the Fourth Quarter of 2008

1.08	CDC Software Provides Guidance of Full Year 2010 Revenue and Non-GAAP Earnings Per Share